As filed with the Commission on June 29, 2006

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to ___________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Savings Plan Lear Corporation Hourly Retirement Savings Plan Lear Corporation Hourly 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION 21557 Telegraph Road Southfield, Michigan 48034

SUMMARY TABLE OF CONTENTS

Signatures

Appendix 1	Lear Corporation Salaried Retirement Savings Plan Audited Financial Statements as of December 31, 2005 and 2004

Appendix 2	Lear Corporation Hourly Retirement Savings Plan Audited Financial Statements as of December 31, 2005 and 2004

Appendix 3	Lear Corporation Hourly 401(k) Savings Plan Audited Financial Statements as of December 31, 2005 and 2004

Exhibit

23.1	Consents of Ernst & Young LLP

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, collectively hereinafter referred to as “the Plans,” are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 3, as listed in the Summary Table of Contents and incorporated herein by this reference. The consents of Ernst & Young LLP attached hereto as an Exhibit are a part hereof. For risks and uncertainties regarding Lear Corporation, participants should refer to the December 31, 2005 Lear Corporation Annual Report as included in Form 10-K filed on March 9, 2006 and other periodic filings for Lear Corporation filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 29, 2006.

Lear Corporation Salaried Retirement Savings Plan Lear Corporation Hourly Retirement Savings Plan Lear Corporation Hourly 401(k) Savings Plan

By: Lear Corporation Employee Benefits Committee, as Plan Administrator

By:	/s/ Roger A. Jackson
Name: Roger A. Jackson Title: Senior Vice President – Human Resources

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Lear Corporation Salaried Retirement Savings Plan December 31, 2005 and 2004, and Year Ended December 31, 2005 With Report of Independent Registered Public Accounting Firm

Lear Corporation Salaried Retirement Savings Plan Audited Financial Statements and Supplemental Schedules December 31, 2005 and 2004, and Year Ended December 31, 2005 Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Salaried Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Salaried Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year), as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 9, 2006
Detroit, Michigan

1

Lear Corporation Salaried Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash equivalents	$692,362	$1,004,514
Investments, at fair value:
Mutual and money market funds	328,409,508	282,821,848
Lear Corporation Stock Fund	30,777,306	74,413,405
Participant loans	9,986,737	9,625,037

Total investments	369,173,551	366,860,290

Receivables:
Employer contributions	275,574	347,106
Transfer from Lear Corporation Hourly Plan	—	25,253

Total receivables	275,574	372,359

Total assets	370,141,487	368,237,163

Liabilities
Accrued expenses	50,045	122,865

Total liabilities	50,045	122,865

Net assets available for benefits	$370,091,442	$368,114,298

See accompanying notes.
2

Lear Corporation Salaried Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Interest and dividend income	$3,230,370
Employee contributions	36,153,879
Employer contributions	8,245,234
Transfers in from other plans	360,577

Total additions	47,990,060

Deductions
Benefits paid to participants	31,840,820
Administrative expenses	519,534

Total deductions	32,360,354

Net depreciation in fair value of investments	(13,652,562)

Net increase	1,977,144

Net assets available for benefits:
Beginning of year	368,114,298

End of year	$370,091,442

See accompanying notes.
3

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004, and
Year Ended December 31, 2005

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan established to encourage and facilitate systematic savings and investment by eligible salaried employees. The Plan includes provisions for voting shares of Lear Corporation (the Company) stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) applicable to defined contribution pension plans.

Eligibility

Generally, all full-time, U.S. salaried Employees who have completed one full calendar month of service and all hourly Lear Technologies, L.L.C. (Lear Tech) employees, whether or not they are paid on an hourly or salaried basis are eligible to participate in the Plan, effective as of the first day of any calendar month coincident with or following the date on which he or she completes one full calendar month of service, provided he or she is an eligible employee on that date. Generally, part-time, U.S. salaried Employees who have completed 1,000 Hours of Service in the one-year period from his or her employment commencement date until the first anniversary of such date, or during any calendar year commencing thereafter, are eligible to participate in the Plan effective as of the January 1 or July 1 following the twelve-month period in which he or she completes 1,000 or more hours of service, or on the first day of any calendar month thereafter, provided that he or she is an eligible employee on that date.

Contributions

Participants may elect to contribute up to 35% of their compensation per pay period, subject to certain limitations. Employees who are eligible to contribute to the Plan, and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions to the Plan. The aggregate amount of regular and catch-up deferrals may be up to 75% of Compensation per pay period. The Company’s matching contributions are generally either 25% or 50%, up to the first 5% of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Northern Trust Money Market Fund. The matching contribution formula is based on the number of years of service of the employee. For Lear Tech employees, the Company’s matching contributions are 25%, up to the first 4% of compensation. In addition, Lear Tech employees receive a primary contribution based on the number of hours worked by the employee.

4

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Company matching contributions were initially invested in the Lear Corporation Stock Fund until July 1, 2005. On and after July 1, 2005, Company matching contributions are initially invested in the Northern Trust Money Market Fund and are immediately available for transfer to any other investment fund. Catch-up contributions are not matched.

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and/or losses, and (e) allocation of administrative expenses paid from the Plan’s Trust Fund. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants generally vest immediately in their contributions and actual earnings thereon regardless of length of service. A Participant becomes vested in the Company’s contributions and earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of service, retirement, disability, death, or upon the attainment of age 65 at or prior to termination of employment.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2005 and 2004, employer contributions included prior forfeitures of $500,000 and $1,500,000, respectively. There is $107,056 and $166,239 of unallocated forfeitures included in the Plan assets as of December 31, 2005 and 2004, respectively.

5

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions of Benefits

Distribution of benefits may be made upon the occurrence of any one of the following:

•	Normal Retirement of the participant at age 65 – participant may defer to age 70-1/2;

•	Deferred Retirement of the participant beyond age 65;

•	In-service withdrawal after age 59 ½;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment;

•	Hardship (as defined in the Plan).

Benefits due upon death, termination, withdrawal, Retirement, or Disability are paid in a lump sum or through installments for up to twenty years and are based on vested amounts in the participant’s accounts. In addition, terminated participants with benefits due in excess of $1,000 may defer such benefits until age 70-1/2.

Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other plan loans to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Midwest Edition Wall Street Journal on the second business day of the calendar quarter in which the loan is requested, plus one percentage point. Repayment of any loan is generally made through employee payroll deductions, generally over a period of five years or less.

6

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Hardship Withdrawals

Generally, no amounts may be withdrawn from a pre-tax deferral account before a participant terminates employment with the employer or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds*	$23,248,755
Lear Corporation Stock Fund*	(36,901,317)

$(13,652,562)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

Northern Trust Money Market Fund*	$55,693,428	$47,773,791
Dodge & Cox Balanced Fund	55,144,758	50,144,436
Growth Fund of America	49,123,489	41,479,033
SSGA S&P 500 Index Fund	42,708,221	43,072,338
Davis New York Venture Fund	41,955,203	37,364,187
EuroPacific Growth Fund	38,545,423	25,194,447
Lear Corporation Stock Fund*	30,777,306	74,413,405

*Includes nonparticipant directed investments
8

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

4. Matching Contributions

Company matching contributions were initially invested in the Lear Corporation Stock Fund until July 1, 2005. On and after July 1, 2005, Company matching contributions are initially invested in the Northern Trust Money Market Fund. The Lear Corporation Stock Fund and Northern Trust Money Market Fund include both participant and nonparticipant-directed investments, which are commingled. These contributions and associated appreciation, income and dividends are nonparticipant-directed until transferred by the participant. There are no restrictions on transfers by participants. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31
	2005	2004

Investment, at fair value:
Lear Corporation Stock Fund	$30,777,306	$74,413,405

Year Ended December 31, 2005

Changes in Lear Corporation Stock Fund:
Net depreciation in fair value	$(36,901,317)
Interest and dividend income	1,156,324
Employee contributions	2,771,802
Employer contributions	1,480,108
Loan repayment	563,110
Net transfers and rollovers	(8,561,651)
Expenses	(85,513)
Distributions to participants	(4,058,962)

Decrease in net assets	$(43,636,099)

9

Lear Corporation Salaried Retirement Savings Plan Notes to Financial Statements (continued) 4. Matching Contributions (continued)

	December 31
	2005	2004

Investment, at fair value:
Northern Trust Money Market Fund	$55,693,428	$47,773,791

Year Ended December 31, 2005

Changes in Northern Trust Money Market Fund:
Interest and dividend income	$1,641,182
Employee contributions	7,332,114
Employer contributions	6,949,813
Loan repayment	903,908
Net transfers and rollovers	(811,122)
Expenses	(271,994)
Distributions to participants	(7,824,264)

Increase in net assets	$7,919,637

5. Differences Between Financial Statements and Form 5500 The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

December 31, 2005

Net assets available for benefits per the financial statements	$370,091,442
Amounts allocated to withdrawing participants	(94,294)

Net assets available for benefits per the Form 5500	$369,997,148

10

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

Year Ended December 31, 2005

Benefits paid to participants per the financial statements	$31,840,820
Add amounts allocated to withdrawing participants as of December 31, 2005	94,293
Less amounts allocated to withdrawing participants as of December 31, 2004	(560,778)

Benefits paid to participants per the Form 5500	$31,374,335

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

11

Lear Corporation Salaried Retirement Savings Plan

Notes to Financial Statements (continued)

8. ERISA Litigation

In the second quarter of 2006, the Company and others were named as defendants in four putative class action lawsuits under the Employee Retirement Income Security Act of 1974, as amended (ERISA) in the United States District Court for the Eastern District of Michigan. Specifically, (i) Michael Malloy v. Lear Corporation, et. al., Case No. 06-11735 was filed on April 10, 2006; (ii) John Blecha v. Lear Corporation, et. al., Case No. 06-12153 was filed on May 10, 2006; (iii) Boyd White v. Lear Corporation, et. al., Case No. 06-12188 was filed on May 12, 2006; and (iv) Deborah Berry v. Lear Corporation, et. al., Case No. 06-12630 was filed on June 14, 2006.

Malloy, Blecha, White and Berry each filed a putative class action lawsuit against the Company and certain of its directors, officers and/or employees alleging violations of ERISA with respect to the Plan. The complaints allege that the defendants breached their fiduciary duties to Plan participants in connection with the administration of the Plan. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of Plan assets in the Company’s stock. Plaintiff Malloy recently filed a motion to consolidate the four actions. The Court has not yet ruled on that motion. The current deadline for filing answers or motions to dismiss the complaints in the first three cases listed above is July 17, 2006. No other dates have been set. The cases are in their earliest stages and no discovery has yet taken place. There can be no assessment of expected outcomes at this time.

12

Supplemental Schedules

Lear Corporation Salaried Retirement Savings Plan

EIN #13-3386776 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Lear Corporation	Lear Corporation Stock Fund – 1,049,079 units	$42,809,868	$30,777,306
*	The Northern Trust Company	Money Market Fund – 55,693,428 shares	55,693,428	55,693,428
		SSGA S&P 500 Index Fund – 2,078,259 shares	**	42,708,221
		Davis New York Venture Fund – 1,244,962 shares	**	41,955,203
		Dodge & Cox Balanced Fund – 677,954 shares	**	55,144,758
		Growth Fund of America Fund – 1,591,818 shares	**	49,123,489
		EuroPacific Growth Fund – 707,113 shares	**	38,545,423
		Bond Fund of America – 951,886 shares	**	12,583,934
		Vanguard Long-Term U.S. Treasury Portfolio Fund – 1,036,775 share	**	12,024,574
		Franklin Templeton Conservative Growth Fund - 207,188 shares	**	2,639,580
		Franklin Templeton Moderate Growth Fund – 298,196 shares	**	3,918,299
		Franklin Templeton Growth Fund – 472,800 shares	**	6,671,209
	Schwab	Schwab Personal Choice Retirement Account	**	7,401,390
*	Participant loans	Interest rate ranging from 5.0 to 10.5%	—	9,986,737

				$369,173,551

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.
13

Lear Corporation Salaried Retirement Savings Plan

EIN #13-3386776 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets

Lear Corporation	Common stock:
	38 purchases	$8,026,581				$8,026,581	$8,026,581
	63 sales		$13,159,746			13,533,250	13,159,746	($373,504)

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii), or (iv) reportable transactions.
14

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Lear Corporation Hourly Retirement Savings Plan December 31, 2005 and 2004, and Year Ended December 31, 2005 With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly Retirement Savings Plan Audited Financial Statements and Supplemental Schedules December 31, 2005 and 2004, and Year Ended December 31, 2005 Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Hourly Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 9, 2006
Detroit, Michigan

1

Lear Corporation Hourly Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash equivalents	$576,729	$579,397
Investments, at fair value:
Mutual and money market funds	189,266,940	166,255,139
Lear Corporation Stock Fund	14,415,743	33,563,997
Participant loans	17,278,850	14,695,974

Total investments	220,961,533	214,515,110

Receivables:
Employer contributions	1,113,800	1,079,310
Employee contributions	1,359,630	1,276,668

Total receivables	2,473,430	2,355,978

Total assets	224,011,692	217,450,485

Liabilities
Accrued expenses	103,458	88,370
Excess contributions payable	21,698	4,276
Transfers to Lear Corporation Salaried Plan	—	25,253

Total liabilities	125,156	117,899

Net assets available for benefits	$223,886,536	$217,332,586

2

Lear Corporation Hourly Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Interest and dividend income	$3,050,167
Employee contributions	17,573,551
Employer contributions	12,903,133

Total additions	33,526,851

Deductions
Benefits paid to participants	19,248,225
Administrative expenses	478,989
Transfers out to other plans	360,577

Total deductions	20,087,791

Net depreciation in fair value of investments	(6,885,110)

Net increase	6,553,950

Net assets available for benefits:
Beginning of year	217,332,586

End of year	$223,886,536

3

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004, and
Year Ended December 31, 2005

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan established to encourage and facilitate systematic savings and investment by eligible hourly employees. The Plan includes provisions for voting shares of Lear Corporation (the Company) stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) applicable to defined contribution pension plans.

Eligibility

Generally, all U.S., full-time, hourly non-bargaining employees are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which he or she completes two full calendar months of service, provided that he or she is an eligible employee on that date. Generally, all U.S., full-time, hourly bargaining employees are eligible to participate in the Plan effective as of the first day of any calendar month coincident with or following the date on which he or she completes between two full calendar months of service and a year of eligibility service (depending on the applicable collective bargaining agreement), provided that he or she is an eligible employee on that date. Generally, part-time, U.S. hourly employees who have completed 1,000 hours of service in the one-year period from his or her employment commencement date until the first anniversary of such date, or during any calendar year commencing thereafter, are eligible to participate in the Plan effective as of the January 1 or July 1 following the twelve-month period in which he or she completes 1,000 or more hours of service, or on the first day of any calendar month thereafter, provided that he or she is an eligible employee on that date.

Contributions

In general, participants may elect to contribute up to 35% of their compensation per pay period, subject to certain limitations. Employees who are eligible to contribute to the Plan, and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions to the Plan. The aggregate amount of regular and catch-up deferrals may be up to 75% of compensation per pay period. The Company’s matching contributions are generally 25%, up to the first 4% of compensation contributed to the Plan, subject to certain limitations. The amount of primary contributions vary by collective bargaining agreement and/or plan location, and are based on the number of hours worked by the employee. Catch-up contributions are not matched.

4

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Company matching contributions were generally initially invested in the Lear Corporation Stock Fund until July 1, 2005. On and after July 1, 2005, Company matching contributions are generally initially invested in the Northern Trust Money Market Fund and are immediately available for transfer to any other investment fund.

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and/or losses, and (e) allocation of administrative expenses paid from the Plan’s Trust Fund. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Benefits

Participants generally vest immediately in their contributions and actual earnings thereon and are generally immediately vested in the Company’s primary contributions and actual earnings thereon regardless of length of service. Non-bargaining participants generally become vested in the Company’s matching contributions and earnings thereon at a rate of 20% per year and are 100% vested after completion of five years of credited service, retirement, disability, death, or upon the attainment of age 65 at or prior to termination of employment. Bargaining participants become vested in the Company’s matching contributions and earnings thereon in accordance with the applicable collective bargaining agreement.

Plan Forfeitures

In the event that a participant terminates employment, any nonvested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2005, employer contributions included prior forfeitures of $200,000. There are $38,868 and $86,105 of unallocated forfeitures in the Plan assets as of December 31, 2005 and 2004, respectively.

5

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Distributions of Benefits

Distribution of benefits may be made upon the occurrence of any one of the following:

•	Normal Retirement of the participant at age 65 – participant may defer to age 70-1/2;

•	Deferred Retirement of the participant beyond age 65;

•	In-service withdrawal of the participant after age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Hardship (as defined in the Plan).

With respect to bargaining employees, benefits due upon death are generally paid in a lump sum, or in either a lump sum or installments, depending on the terms of the applicable collective bargaining agreement, although other forms of benefit may be available with respect to participants who were covered under certain plans merged into the Plan. With respect to non-bargaining employees, benefits due upon death are paid in a lump sum or installments. Death benefits are based on vested amounts in the participants’ accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments, based on vested amounts in the participants’ accounts. In addition, terminated participants with benefits due in excess of $1,000 may defer such benefits until age 70-1/2.

Plan Termination

Subject to the provisions of related collective bargaining agreements, the Company may discontinue its contributions or terminate the Plan, subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

6

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other plan loans to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Midwest Edition Wall Street Journal on the second business day of the calendar quarter in which the loan is requested, plus one percentage point. Repayment of any loan is generally made through employee payroll deductions, generally over a period of five years or less.

Hardship Withdrawals

Generally, no amounts may be withdrawn from a pre-tax deferral account before a participant terminates employment with the Employer or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

7

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds*	$10,488,688
Lear Corporation Stock Fund*	(17,373,798)

$(6,885,110)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

Northern Trust Money Market Fund*	$61,699,314	$57,515,105
Dodge & Cox Balanced Fund	30,509,567	27,861,273
Davis New York Venture Fund	21,311,952	18,420,043
SSGA S&P 500 Index Fund	20,466,100	19,502,275
Growth Fund of America	19,473,223	16,084,609
Participant Loans	17,278,850	14,695,974
EuroPacific Growth Fund	15,473,531	**
Lear Corporation Stock Fund*	14,415,743	33,563,997
Bond Fund of America	10,184,677	**

* Includes nonparticipant directed investment

** Does not meet threshold
8

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

4. Matching Contributions

Company matching contributions were initially invested in the Lear Corporation Stock Fund until July 1, 2005. On and after July 1, 2005, Company matching contributions are initially invested in the Northern Trust Money Market Fund. The Lear Corporation Stock Fund and Northern Trust Money Market Fund include both participant and nonparticipant directed investments, which are commingled. These contributions and associated appreciation, income, and dividends are nonparticipant directed until transferred by the participant. There are no restrictions on transfers by participants. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31
	2005	2004

Investment, at fair value:
Lear Corporation Stock Fund	$14,415,743	$33,563,997

Year Ended December 31, 2005

Changes in Lear Corporation Stock Fund:
Net depreciation in fair value	$(17,373,798)
Interest and dividend income	535,677
Employee contributions	1,743,965
Employer contributions	2,259,610
Loan repayment	723,816
Net transfers and rollovers	(3,911,194)
Expenses	(105,322)
Distributions to participants	(3,021,008)

Decrease in net assets	$(19,148,254)

9

Lear Corporation Hourly Retirement Savings Plan Notes to Financial Statements (continued) 4. Matching Contributions (continued)

	December 31
	2005	2004

Investment, at fair value:
Northern Trust Money Market Fund	$61,699,314	$57,515,105

Year Ended December 31, 2005

Changes in Northern Trust Money Market Fund:
Interest and dividend income	$1,831,852
Employee contributions	3,489,353
Employer contributions	6,778,213
Loan repayment	2,023,653
Net transfers and rollovers	124,539
Expenses	(326,486)
Distributions to participants	(9,736,915)

Increase in net assets	$4,184,209

5. Differences Between Financial Statements and Form 5500 The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

December 31, 2005

Net assets available for benefits per the financial statements	$223,886,536
Amounts allocated to withdrawing participants	(107,522)

Net assets available for benefits per the Form 5500	$223,779,014

10

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

Year Ended December 31, 2005

Benefits paid to participants per the financial statements	$19,248,225
Add amounts allocated on Form 5500 to withdrawing
participants at December 31, 2005	107,522
Less amounts allocated on Form 5500 to withdrawing
participants at December 31, 2004	(269,305)

Benefits paid to participants per the Form 5500	$19,086,442

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

11

Lear Corporation Hourly Retirement Savings Plan

Notes to Financial Statements (continued)

8. ERISA Litigation

In the second quarter of 2006, the Company and others were named as defendants in four putative class action lawsuits under the Employee Retirement Income Security Act of 1974, as amended (ERISA) in the United States District Court for the Eastern District of Michigan. Specifically, (i) Michael Malloy v. Lear Corporation, et. al., Case No. 06-11735 was filed on April 10, 2006; (ii) John Blecha v. Lear Corporation, et. al., Case No. 06-12153 was filed on May 10, 2006; (iii) Boyd White v. Lear Corporation, et. al., Case No. 06-12188 was filed on May 12, 2006; and (iv) Deborah Berry v. Lear Corporation, et. al., Case No. 06-12630 was filed on June 14, 2006.

Malloy, Blecha, White and Berry each filed a putative class action lawsuit against the Company and certain of its directors, officers and/or employees alleging violations of ERISA with respect to the Plan. The complaints allege that the defendants breached their fiduciary duties to Plan participants in connection with the administration of the Plan. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of Plan assets in the Company’s stock. Plaintiff Malloy recently filed a motion to consolidate the four actions. The Court has not yet ruled on that motion. The current deadline for filing answers or motions to dismiss the complaints in the first three cases listed above is July 17, 2006. No other dates have been set. The cases are in their earliest stages and no discovery has yet taken place. There can be no assessment of expected outcomes at this time.

9. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $21,698 and $4,276 has been reflected in the accompanying statements of net assets available for benefits as of December 31, 2005 and 2004, respectively.

12

Supplemental Schedules

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776 Plan # 020

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Lear Corporation	Lear Corporation Stock Fund – 492,929 units;	$20,640,750	$14,415,743
*		$386,983 common collective trust
*	The Northern Trust Company	Money Market Fund – 61,699,314 shares	61,699,314	61,699,314
		SSGA S&P 500 Index Fund – 995,917 shares	**	20,466,100
		Davis New York Venture Fund – 632,402 shares	**	21,311,952
		Dodge & Cox Balanced Fund – 375,087 shares	**	30,509,567
		Bond Fund of America – 770,399 shares	**	10,184,677
		Growth Fund of America Fund – 631,018 shares	**	19,473,223
		EuroPacific Growth Fund – 376,485 shares	**	15,473,531
		Vanguard Long-Term U.S. Treasury Portfolio Fund – 499,431 shares	**	5,792,007
		Franklin Templeton Conservative Growth Fund – 73,534 shares	**	936,828
		Franklin Templeton Moderate Growth Fund – 98,686 shares	**	1,296,739
		Franklin Templeton Growth Fund – 150,461 shares	**	2,123,002
*	Participant loans	Interest rate ranging from 5.0 to 10.5%		17,278,850

				$220,961,533

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.
13

Lear Corporation Hourly Retirement Savings Plan

EIN #13-3386776 Plan #020

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.

Lear Corporation	Common stock:
	31 purchases	$5,409,966				$5,409,966	$5,409,966
	34 sales		$6,684,671			7,667,242	6,684,671	($ 982,571)

*	The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii), or (iv) reportable transactions.

14

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Lear Corporation Hourly 401(k) Savings Plan December 31, 2005 and 2004, and Year Ended December 31, 2005 With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly 401(k) Savings Plan Audited Financial Statements and Supplemental Schedule December 31, 2005 and 2004, and Year Ended December 31, 2005 Table of Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lear Corporation Hourly 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 9, 2006
Detroit, Michigan

1

Lear Corporation Hourly 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value:
Mutual and money market funds	$6,063,574	$7,221,731
Lear Corporation Stock Fund	134,572	427,656
Participant loans	348,026	601,587

Total investments	6,546,172	8,250,974

Participant contributions receivable	25,192	7,259

Total assets	6,571,364	8,258,233

Net assets available for benefits	$6,571,364	$8,258,233

See accompanying notes.
2

Lear Corporation Hourly 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Interest and dividend income	$229,594
Employee contributions	504,079

Total additions	733,673

Deductions
Benefits paid to participants	2,323,048
Administrative expenses	14,192

Total deductions	2,337,240

Net depreciation in fair value of investments	(83,302)

Net decrease	(1,686,869)

Net assets available for benefits:
Beginning of year	8,258,233

End of year	$6,571,364

See accompanying notes.
3

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004, and
Year Ended December 31, 2005

1. Plan Description

Effective September 1, 1998, Lear Corporation (the Company) adopted the Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company’s acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan (the Plan).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility

All hourly employees at the Auburn Hills and Grand Rapids plants who are covered by a collective bargaining agreement that participates in the Plan were eligible to begin participation the first day of the pay period following completion of 90 days of service. The Auburn Hills and Grand Rapids Plants were closed in June 2004 and December 2005, respectively, therefore those participants no longer contribute to the Plan. The participants of each plan are still eligible for benefit payments and loans.

Contributions

Participants were able to elect to contribute up to 25% of their eligible weekly earnings, subject to certain limitations, on a before-tax basis, on an after-tax basis, or in a combination thereof. In addition, eligible participants were able to elect to contribute up to an additional 25% of their eligible weekly earnings as catch-up contributions. The amount of compensation participants elected to defer through payroll deductions was contributed to the Plan by the Company on their behalf. Plan provisions do not provide for Company contributions.

Participant Accounts

Each participant’s account is credited and/or debited with (a) the participant’s contributions, (b) withdrawals and distributions, (c) allocation of Plan earnings, and (d) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting of Benefits

Participants are immediately 100% vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such amounts is subject to forfeiture.

Distributions of Benefits

Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

•	Attainment of age 59-1/2;

•	Total and Permanent Disability of the participant;

•	Death of the participant;

•	Termination of employment; or

•	Financial hardship.

Benefits due upon death are generally paid in a lump sum. Benefits due upon financial hardship are paid in a lump sum. Benefits due upon attainment of age 59-1/2, total and permanent disability, or upon termination of employment are paid through installments, partial withdrawals, or a lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year the participant attains age 70-1/2.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 less the participant’s highest aggregate outstanding loan balance of all plans over the twelve-month period preceding the participant’s application for the loan; or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate at the end of the preceding quarter before the loan is made. Repayment of any loan is generally made through employee payroll deductions, generally over a period of five years or less.

5

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Hardship Withdrawals

No amounts may be withdrawn from a participant’s deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship or total and permanent disability as defined by the Plan. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Company. All hardship withdrawals require the consent of the Plan Administrator.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company’s common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual and money market funds	$89,926
Lear Corporation Stock Fund	(173,228)

$(83,302)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

MFS Money Market Fund	$1,543,869	$1,687,167
MFS Core Growth Fund	995,363	1,157,187
MFS Research Bond Fund	861,678	999,443
MFS Total Return Fund	770,481	914,947
MFS Value Fund	342,953	*
Growth Fund of America	371,343	421,964
Participant loans	348,026	601,587
Munder Index 500 Fund	305,390	423,239
Lear Corporation Stock Fund	*	427,656

* Does not meet threshold

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7

Lear Corporation Hourly 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. ERISA Litigation

In the second quarter of 2006, the Company and others were named as defendants in four putative class action lawsuits under the Employee Retirement Income Security Act of 1974, as amended (ERISA) in the United States District Court for the Eastern District of Michigan. Specifically, (i) Michael Malloy v. Lear Corporation, et. al., Case No. 06-11735 was filed on April 10, 2006; (ii) John Blecha v. Lear Corporation, et. al., Case No. 06-12153 was filed on May 10, 2006; (iii) Boyd White v. Lear Corporation, et. al., Case No. 06-12188 was filed on May 12, 2006; and (iv) Deborah Berry v. Lear Corporation, et. al., Case No. 06-12630 was filed on June 14, 2006.

Malloy, Blecha, White and Berry each filed a putative class action lawsuit against the Company and certain of its directors, officers and/or employees alleging violations of ERISA with respect to the Plan. The complaints allege that the defendants breached their fiduciary duties to Plan participants in connection with the administration of the Plan. The fiduciary duty claims are largely based on allegations of breaches of the fiduciary duties of prudence and loyalty and of over-concentration of Plan assets in the Company’s stock. Plaintiff Malloy recently filed a motion to consolidate the four actions. The Court has not yet ruled on that motion. The current deadline for filing answers or motions to dismiss the complaints in the first three cases listed above is July 17, 2006. No other dates have been set. The cases are in their earliest stages and no discovery has yet taken place. There can be no assessment of expected outcomes at this time.

8

Supplemental Schedule

Lear Corporation Hourly 401(k) Savings Plan

EIN #13-3386776 Plan #058

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	MFS Retirement Services	MFS Global Equity Fund – 1,736 shares	**	$44,938
		MFS Money Market Fund – 1,543,869 shares	**	1,543,869
		Massachusetts Investors Trust – 8,907 shares	**	164,331
		MFS Total Return Fund – 50,129 shares	**	770,481
		MFS Government Securities Fund – 10,524 shares	**	100,192
		MFS Utilities Fund – 9,699 shares	**	122,693
		MFS Mid Cap Value Fund – 54 shares	**	708
		MFS New Discovery Fund – 5,909 shares	**	101,391
		MFS Value Fund – 14,814 shares	**	342,953
		MFS Research International Fund – 9,049 shares	**	152,295
		MFS Strategic Value Fund – 3,949 shares	**	55,597
		MFS Core Growth Fund – 56,619 shares	**	995,363
		MFS Research Bond Fund – 85,146 shares	**	861,678
		Munder Index 500 Fund – 11,764 shares	**	305,390
		Growth Fund of America – 12,175 shares	**	371,343
		J P Morgan US Real Estate – 6,240 shares	**	119,742
		Domini Social Equity Fund – 355 shares	**	10,610
*	Lear Corporation	Lear Corporation Stock Fund – 18,425 units	**	134,572
*	Participant loans	Interest rate ranging from 4.0% to 9.5%		348,026

				$6,546,172

*	Party in interest

**	Disclosure of historical cost information is not required for participant-directed investments.

9